As filed with the Securities and Exchange Commission on June 25, 2020

Securities Act File No. 333-237974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☒

(Check appropriate box or boxes)

Pre-Effective Amendment No.        ☐

Post-Effective Amendment No.  1    ☒

NEWTEK BUSINESS SERVICES CORP.

(Exact name of Registrant as specified in charter)

4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431
(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (212) 356-9500

Barry Sloane
Chief Executive Officer and President
Newtek Business Services Corp.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm

Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001
(202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-237974) of Newtek Business Services Corp. (“Newtek”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the SEC.

PART C — OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The interim unaudited condensed consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2019 and the audited consolidated financial statements of Newtek Business Services Corp. as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019 have been incorporated by reference in this registration statement in “Part A—Information Required in a Prospectus.”

2. Exhibits

Exhibit Number	Description
a.	Amended and Restated Articles of Incorporation of Newtek (Incorporated by reference to Exhibit A to Newtek’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2, No. 333-191499, filed November 3, 2014).
b.	Bylaws of Newtek (Incorporated by reference to Exhibit 2 to Newtek’s Registration Statement on Form N-14, No. 333-195998, filed September 24, 2014).
c.	Not applicable.
d.1	Form of Common Stock Certificate (Incorporated by reference to Exhibit 5 to Newtek’s Registration Statement on Form N-14, No. 333-195998, filed September 24, 2014).
d.2	Base Indenture, dated as of September 23, 2015, between Newtek, as issuer, and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit D.2 to Newtek’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-204915, filed September 23, 2015).
d.3	Third Supplemental Indenture, dated as of February 21, 2018, between Newtek, as issuer, and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit d.8 to Newtek’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2, No. 333-212436, filed February 21, 2018).
d.4	Form of Global Note with respect to the 6.25% Notes due 2023 (Incorporated by reference to Exhibit d.8 to Newtek’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2, No 333-212436, filed February 21, 2018)
d.5	Fourth Supplemental Indenture, dated as of July 29, 2019, between Newtek, as issuer, and U.S. Bank, National Association, as trustee (Incorporated by reference to Exhibit d.8 to Newtek’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2, No. 333-224976, filed July 29, 2019).
d.6	Form of Global Note with respect to the 5.75% Notes due 2024 (Incorporated by reference to Exhibit d.8 to Newtek’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2, No. 333-224976, filed July 29, 2019).
d.7	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Exhibit d.7 to Newtek’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-237974, filed June 8, 2020).
e.	Form of Dividend Reinvestment Plan (Incorporated by reference to Exhibit E to Newtek’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2, No. 333-191499, filed November 3, 2014).
f.1.1	Fourth Amended and Restated Loan and Security Agreement, dated as of May 11, 2017, by and among Newtek Small Business Finance, LLC, Capital One, National Association and UBS Bank USA as Lenders, and Capital One, National Association as Administrative Agent, Sole Bookrunner and Sole Lead Arranger (Incorporated by reference herein to Exhibit 10.1 to Newtek’s Current Report on Form 8-K, filed May 16, 2017).
f.1.2	Second Amended and Restated Guaranty of Payment and Performance, dated as of May 11, 2017, delivered by Newtek Business Services Corp. in favor of Capital One, National Association, in its capacity as administrative agent, and the Lenders under the Fourth Amended and Restated Loan and Security Agreement (Incorporated by reference herein to Exhibit 10.2 to Newtek’s Current Report on Form 8-K, filed May 16, 2017).
f.1.3	Omnibus Amendment No. 2 to Loan Documents, dated as of June 24, 2019, by and amount Newtek Small Business Finance, LLC, Capital One, National Association and UBS Bank USA as Lender, and Capital One, National Association as Administrative Agent (Incorporated by reference to Exhibit 10.1 to Newtek’s Current Report on Form 8-K, filed June 24, 2019).

f.1.4	Omnibus Amendment No. 3 to Loan Documents, dated as of September 13, 2019, by and among Newtek Small Business Finance, LLC, Capital One, National Association and UBS Bank USA as Lenders, and Capital One, National Association as Administrative Agent (incorporated by reference to Newtek’s Registration Statement on Form N-2, No. 333-237974, filed May 1, 2020).
f.1.5	Omnibus Amendment No. 4 to Loan Documents, dated as of May 7, 2020, by and among Newtek Small Business Finance, LLC, Capital One, National Association and UBS Bank USA as Lenders, and Capital One, National Association as Administrative Agent (incorporated by reference to Newtek’s Current Report on Form 8-K, filed May 11, 2020).
f.2.1	Loan and Security Agreement, dated as of February 28, 2011, by and between CDS Business Services, Inc. and Sterling National Bank (Incorporated by reference herein to Exhibit 10.10.1 to Newtek’s Current Report on Form 8-K, filed March 3, 2011).
f.3.1	Credit and Guaranty Agreement, dated as of June 23, 2015, by and between Universal Processing Services of Wisconsin LLC, CrystalTech Web Hosting, Inc., as borrowers, Goldman Sachs Bank USA, as Administrative Agent, Collateral Agent and Lead Arranger, various lenders, and Newtek, Newtek Business Services Holdco 1, Inc. and certain subsidiaries of Newtek Business Services Holdco 1, Inc., as guarantors (Incorporated by reference herein to Exhibit 10.1 to Newtek’s Current Report on Form 8-K, filed June 25, 2015).
g.	Not Applicable.
h.1	Form of Equity Underwriting Agreement (Incorporated by reference to Exhibit h.1 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
h.2	Form of Debt Underwriting Agreement (Incorporated by reference to Exhibit h.2 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
h.3	Form of Equity Distribution Agreement (Incorporated by reference to Exhibit h.3 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
h.4	Equity Distribution Agreement, dated as of March 20, 2017, by and among Newtek, JMP Securities LLC, Compass Point Research & Trading, LLC, and Ladenburg Thalmann & Co. Inc. (Incorporated by reference to Exhibit h.5 to Newtek’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2, No. 333-212436, filed March 21, 2017).
h.5	Amended and Restated Equity Distribution Agreement, dated as of September 6, 2017, by and among Newtek, JMP Securities LLC, Compass Point Research & Trading, LLC, Ladenburg Thalmann & Co. Inc., and D.A. Davidson & Co. (Incorporated by reference Exhibit h.6 to Newtek’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-2, No. 212436, filed September 8, 2017).
h.6	First Supplement to the Amended and Restated Equity Distribution Agreement, dated as of July 3, 2018, by and among Newtek, JMP Securities LLC, Compass Point Research & Trading, LLC, Ladenburg Thalmann & Co. Inc., and D.A. Davidson & Co. (Incorporated by reference to Exhibit h.6 to Newtek’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-224976, filed July 3, 2018.
h.7	Second Amended and Restated Equity Distribution Agreement, dated as of August 31, 2018, by and among Newtek and the several Placement Agents named in Schedule A thereto (Incorporated by reference to Exhibit h.7 to Post-Effective Amendment No. 2 to Newtek’s Registration Statement on Form N-2, No. 333-224976, filed August 31, 2018).
h.8	Equity Distribution Agreement, dated as of June 25, 2020, by and among Newtek and the several Placement Agents named in Schedule A thereto.*
i.	Newtek 2014 Stock Incentive Plan (Incorporated by reference to Exhibit 8.6 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14, No. 333-195998, filed September 24, 2014).
j.1	Amended and Restated Form of Custodian Agreement (Incorporated by reference to Exhibit 99.1 to Newtek’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed November 5, 2015).
k.1	Employment Agreement with Barry Sloane, dated March 15, 2020 (incorporated by reference to Exhibit 10.20 to Newtek’s Annual Report on Form 10-K, filed March 16, 2020).
k.2	Employment Agreement with Michael A. Schwartz, dated March 15, 2020 (incorporated by reference to Exhibit 10.21 to Newtek’s Annual Report on Form 10-K, filed March 16, 2020).
k.3	Employment Agreement with Peter Downs, dated March 15, 2020 (incorporated by reference to Exhibit 10.22 to Newtek’s Annual Report on Form 10-K, filed March 16, 2020).
k.4	Revolving Credit and Security Agreement, dated as of July 31, 2018, by and among Newtek Business Lending, LLC and Capital One, National Association (Incorporated by reference to Exhibit k.4 to Post-Effective Amendment No. 2 to Newtek’s Registration Statement on Form N-2, No. 333-224976, filed August 31, 2018).

k.5	Guaranty of Payment and Performance, dated as of July 31, 2018, by and among Newtek and Capital One, National Association (Incorporated by reference to Exhibit k.5 to Post-Effective Amendment No. 2 to Newtek’s Registration Statement on Form N-2, No. 333-224976, filed August 31, 2018).
k.6	Credit Agreement dated November 8, 2018, by and among Universal Processing Services of Wisconsin LLC and Premier Payments LLC, and the several banks and other parties from time to time parties thereto as lenders and Webster Bank, National Association. (Incorporated by reference herein to Exhibit k.6 to Newtek’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2, No. 333-224976, filed December 14, 2018).
k.7	Parent Guaranty Agreement, dated November 8, 2018, by and among the Company and Webster Bank, National Association. (Incorporated by reference herein to Exhibit k.7 to Newtek’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2, No. 333-224976, filed December 14, 2018).
k.8	Limited Liability Agreement, dated as of November 27, 2018, by and between Newtek Commercial Lending, Inc. and Conventional Lending TCP Holdings LLC (Incorporated by reference to Exhibit 10.1 to Newtek’s Current Report on Form 8-K filed November 29, 2018).
l.1	Opinion of Eversheds Sutherland (US) LLP (Incorporated by reference to Exhibit l.1 to Newtek’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-237974, filed June 8, 2020).
1.2	Opinion of Eversheds Sutherland (US) LLP.*
m.	Not applicable.
n.1	Consent of Eversheds Sutherland (US) LLP (Incorporated by reference to Exhibit n.1) (Incorporated by reference to Exhibit n.1 to Newtek’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-237974, filed June 8, 2020).
n.2	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit n.2 to Newtek’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-237974, filed June 8, 2020).
n.3	Report of Independent Registered Public Accounting Firm on Supplemental Information (Incorporated by reference to Exhibit 23.1 to Newtek’s Annual Report on Form 10-K filed March 16, 2020).
n.4	Consent of Independent Auditor (Incorporated by reference to Exhibit n.4 to Newtek’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, No. 333-237974, filed June 8, 2020).

n.5	Consent of Eversheds Sutherland (US) LLP (Incorporated by reference to Exhibit 1.2).
o.	Not applicable.
p.	Not applicable.
q.	Not applicable.
r.	Code of Ethics (Incorporated by reference to Exhibit R to Newtek’s Registration Statement on Form N-2, No. 333-191499, filed November 3, 2014).
99.1	Code of Business Conduct and Ethics of Registrant (Incorporated by reference to Exhibit 99.1 to Newtek’s Registration Statement on Form N-2, No. 333-191499, filed November 3, 2014).
99.2	Form of Prospectus Supplement for Common Stock Offerings (Incorporated by reference to Exhibit 99.2 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
99.3	Form of Prospectus Supplement for Preferred Stock Offerings (Incorporated by reference to Exhibit 99.3 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
99.4	Form of Prospectus Supplement for At-the-Market Offerings (Incorporated by reference to Exhibit 99.4 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No. 333-212436, filed August 25, 2016).
99.5	Form of Prospectus Supplement for Rights Offerings (Incorporated by reference to Exhibit 99.5 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
99.6	Form of Prospectus Supplement for Warrants (Incorporated by reference to Exhibit 99.6 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
99.7	Form of Prospectus Supplement for Retail Note Offerings (Incorporated by reference to Exhibit 99.7 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).
99.8	Form of Prospectus Supplement for Institutional Note Offering (Incorporated by reference to Exhibit 99.8 to Newtek’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, No 333-212436, filed August 25, 2016).

*	Filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

The information contained under the heading “Underwriting” on this Registration Statement is incorporated herein by reference.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$38,940	*
FINRA filing fee	$45,500	*
Nasdaq Global Market	$30,000	**
Printing and postage	$100,000	**
Legal fees and expenses	$250,000	**
Accounting fees and expenses	$150,000	**
Total	$614,440

*	This amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

**	Estimated for filing purposes.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

See “Item 10. Directors, Executive Officers and Corporate Governance,” and “Item 13. Certain Relationships, Related Party Transactions and Director Independence” in our most recent Annual Report on Form 10-K, and “Portfolio Companies” in the Prospectus contained herein.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant’s common stock at June 8, 2020:

Title of Class	Number of Record Holders
Common Stock, par value $0.02 per share	91

ITEM 30.	INDEMNIFICATION

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Not applicable.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Newtek Business Services Corp., 4800 T Rex Avenue, Suite 120, Boca Raton, Florida 33431;

(2)	the Transfer Agent, American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, NY 11219; and

(3)	the Custodian, U.S. Bank National Association, 615 East Michigan Street, Milwaukee, Wisconsin 53202

ITEM 33.	MANAGEMENT SERVICES

Not applicable.

ITEM 34.	UNDERTAKINGS

(1)	The Registrant undertakes to suspend the offering of shares until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, the Registrant’s net asset value declines more than 10.0% from its net asset value as of the effective date of this Registration Statement, or (b) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)	The Registrant undertakes, in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. The Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4)	The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3)of the 1933 Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided,, however, that paragraphs 4(a)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	That, for the purpose of determining liability under the 1933 Act to any purchaser:

(i)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 or Rule 424 under the 1933 Act;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	Not Applicable.

(6)	The Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau, in the State of New York, on June 25, 2020.

NEWTEK BUSINESS SERVICES CORP.

BY:	/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Barry Sloane	Chief Executive Officer, President and	June 25, 2020
Barry Sloane	Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Christopher Towers	Executive Vice President and Chief Accounting Officer	June 25, 2020
Christopher Towers	(Principal Financial and Accounting Officer)

*	Director	June 25, 2020
Richard J. Salute

*	Director	June 25, 2020
Gregory L. Zink

*	Director	June 25, 2020
Salvatore F. Mulia

*	Director	June 25, 2020
Peter Downs

*	Signed by Barry Sloane pursuant to the power of attorney previously filed with this Registration Statement on May 1, 2020.